UNITED STATES

WASHINGTON, D.C. 20549

______________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

______________________

Titanium Asset Management Corp.

(Name of Subject Company)

Titanium Asset Management Corp.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.0001

(Title of Class of Securities)

_____________________

U8885X107

(CUSIP Number of Class of Securities)

______________________

Titanium Asset Management Corp.

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306
(414) 765-1980

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

______________________

With copies to:

Peter D. Fetzer

Jason M. Hille

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Titanium Asset Management Corp. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2013 (as amended and supplemented, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by TAMCO Acquisition, LLC, a Delaware limited liability company (“Purchaser”), and wholly-owned subsidiary of TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) not presently owned by Parent or Purchaser at a price of $1.08 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 12, 2013. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(12)	Communication to the stockholders of the Company posted to the Company’s website on September 16, 2012.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2013

Titanium Asset Management Corp.

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke Chief Financial Officer